Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 12, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2046

Diversified Credit Portfolio of ETFs, Series 17

File Nos. 333-239377 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2046, filed on June 23, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 17 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1.        The “Principal Investment Strategy” section states that the trust may invest in preferred exchange-traded funds. If the trust invests in preferred exchange-traded funds, please provide the corresponding risk disclosures.

Response:       If the trust invests in exchange-traded funds that principally invest in the preferred securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren